JinkoSolar Responds to Solar Trade Petition

SHANGHAI, October 25, 2011 - JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company") (NYSE: JKS) a fast-growing, vertically-integrated solar power product manufacturer based in China, provided the following statement regarding the petition filed by SolarWorld Industries America Inc., together with various other U.S. manufacturers of solar power, simultaneously with the US International Trade Commission (ITC) and the U.S. Department of Commerce (DOC) on October 19, 2011 against China-based producers of solar panels.

“We are currently in the process of reviewing the petition that was filed,” commented Mr. Kang Ping Chen, Chief Executive Officer of JinkoSolar.  “The petition was filed by multiple solar power manufacturers in the U.S. and does not reflect the position of the U.S. Government.   We will respond in accordance with ITC & DOC guidelines. As a global company listed on the NYSE, we are confident in our position and are well-prepared to substantiate our strict adherence to fair international trade practices. Until the issue is resolved, we will continue to work with our customers and partners to ensure that our business is conducted as usual.”

About JinkoSolar

JinkoSolar Holding Co., Ltd. (NYSE: JKS) is a fast-growing, vertically integrated solar power product manufacturer with low-cost operations based in Jiangxi Province and Zhejiang Province in China and sales and marketing offices in Shanghai, China, Munich, Germany, San Francisco, U.S. and Bologna, Italy. JinkoSolar has built a vertically integrated solar product value chain with an integrated annual capacity of 1.1 GW each for silicon ingots, wafers, solar cells and solar modules as of June 30, 2011, and plans to expand its annual capacity to 1.5GW each for silicon wafers, solar cells and solar modules by end of 2011. JinkoSolar distributes its photovoltaic products to a diversified customer base in the global PV market, including Italy, Germany, Belgium, Spain, the United States, France and other countries and regions.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve inherent risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s public filings with the Securities and Exchange Commission, including its annual report on 20-F for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on April 25, 2011, as amended on May 10, 2011 and September 2, 2011. All information provided in this press release is as of October 25, 2011. Except as required by law, JinkoSolar undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For investor and media inquiries, please contact:

In China:

Longgen Zhang
JinkoSolar Holding Co., Ltd.
Tel: +86 21 6106 4018
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86 10 5826 4939
Email: carnell@christensenIR.com

In the U.S.:

Jeff Bloker
Christensen
Tel: +1 480 614 3003
Email: jbloker@christensenIR.com